Filed Pursuant To Rule 433
Registration No. 333-167132
August 4, 2010
MSSB GIC Model: SPDR® ETF Portfolios
TACTICAL ALLOCATION MODEL PORTFOLIOS
MSSB GIC Asset Allocation Frameworks – June 2010; using SPDR ETFs where appropriate.
There are multiple non-SPDR ETFs for the Managed Futures, emerging debt, and hedge fund securities.

	MODEL PORTFOLIO 4		MODEL PORTFOLIO 5		MODEL PORTFOLIO 6
ETF WEIGHTED AVERAGE EXPENSE RATIO =	0.38%		0.42%		0.38%
ETF	WEIGHT	EXPENSE RATIO	WEIGHT	EXPENSE RATIO	WEIGHT	EXPENSE RATIO
Developed Market Large & Mid Cap
SPY – SPDR S&P® 500	13%	0.945%	15.5%	0.945%	20%	0.945%
CWI – SPDR MSCI ACWI ex-US	13%	0.34%	15.5%	0.34%	20%	0.34%
Investment Grade Bonds
ITR – SPDR Barclays Capital Intermediate Credit Bond	20%	0.15%	10%	0.15%	1%	0.15%
High Yield
JNK – SPDR Barclays Capital High Yield Bond	5%	0.40%	6%	0.40%	5%	0.40%
Developed Market Small Cap
GWX – SPDR S&P International Small Cap	7%	0.60%	9%	0.60%	11%	0.60%
Emerging Markets
GMM – SPDR S&P Emerging Markets	8%	0.59%	10%	0.59%	13%	0.59%
Commodities
GLD – SPDR Gold Shares	4%	0.40%	4%	0.40%	5%	0.40%
REITs
RWR – SPDR Dow Jones REIT	5%	0.25%	6%	0.25%	6%	0.25%
Inflation-Linked Securities
IPE – SPDR Barclays Capital TIPS	2%	0.18%	2%	0.18%	N/A	N/A
Global Cash
BIL – SPDR Barclays Capital 1-3 Month T-Bill	3%	0.13%	1%	0.13%	N/A	N/A
Emerging Market Debt	5%	N/A	6%	N/A	4%	N/A
Managed Futures	4%	N/A	4%	N/A	5%	N/A
Hedge Funds	11%	N/A	11%	N/A	10%	N/A
Source: Bloomberg, SSgA Strategy Research. Data is as of the referenced date and is subject to change.

Precise in a world that isn’t.™	FOR INVESTMENT PROFESSIONAL USE ONLY. NOT FOR USE WITH THE PUBLIC.

STATE STREETS GLOBAL ADVISORS
State Street Financial Center
One Lincoln Street
Boston, MA 02111
866.787.2257
www.spdrs.com
FOR MORGAN STANLEY SMITH BARNEY USE ONLY. NOT FOR USE WITH THE PUBLIC.
ETFs trade like stocks, are subject to investment risk and will fluctuate in market value. Brokerage commissions and ETF expenses will reduce returns.
Foreign investments involve greater risks than US investments, including political and economic risks and the risk of currency fluctuations, all of which may be magnified in emerging markets.
Bond funds contain interest rate risk (as interest rates rise bond prices usually fall). There are additional risks for funds that invest in mortgage-backed and asset-backed securities including the risk of issuer default; credit risk and inflation risk. Lower-quality debt securities involve greater risk of default or price changes due to potential changes in the credit quality of the issuer.
The municipal market is volatile and can be significantly affected by adverse tax, legislative or political changes and the financial condition of the issuers of municipal securities. Interest rate increases can cause the price of a debt security to decrease. A portion of the dividends you receive may be subject to federal, state, or local income tax or may be subject to the federal alternative minimum tax.
Small company issues can be subject to increased volatility and considerable price fluctuations.
Asset allocation cannot assure a profit nor protect against a loss.
The SPDR® Gold Trust (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust, or any underwriter or any dealer participating in the offering, will arrange to send you the prospectus if you request it by calling toll free at 866.320.4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.
The value of the Shares relates directly to the value of the gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares.
Investors should be aware that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. In the event that the price of gold declines, the Sponsor and the Marketing Agent expect the value of an investment in the Shares to similarly decline proportionately.
Not FDIC Insured – No Bank Guarantee – May Lose Value
Shareholders of the Trust will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee of the Trust is subject to regulation by the CFTC. Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.
For more complete information, please call 866.320.4053 or visit www.spdrgoldshares.com today.
“Dow Jones®”, “The Dow®”, “Dow Jones Industrial AverageSM” and “DJIA®” are trademarks of the Dow Jones & Company, Inc. (“Dow Jones”) and have been licensed for use by State Street Bank and Trust. The Products are not sponsored, endorsed, sold or promoted by Dow Jones and Dow Jones makes no representation regarding the advisability of investing in the Product.
“Barclays Capital” is a trademark of Barclays Capital, the investment banking division of Barclays Bank PLC (“Barclays Capital”) and is used by State Street Global Advisors under license. Barclays Capital compiles, maintains and owns rights in and to the Barclays U.S. Government Inflation-linked Bond Index. The SPDR Barclays Capital TIPS ETF is not sponsored, endorsed, sold or promoted by Barclays Capital. Barclays Capital or one of its affiliated entities may act as an Authorized Participant and/or as an initial purchaser of shares of the SPDR Barclays Capital TIPS ETF. Barclays Capital makes no representation regarding the advisability of investing in the SPDR Barclays Capital TIPS ETF or use of either the Barclays U.S. Government Inflation-Linked All Maturities Index or any data included therein.
Barclays Capital is a trademark of Barclays Capital, the investment banking division of Barclays Bank PLC (“Barclays Capital”) and has been licensed for use in connection with the listing and trading of the SPDR Barclays Capital ETFs. The products are not sponsored by, endorsed, sold or promoted by Barclays Capital and Barclays Capital makes no representation regarding the advisability of investing in them.
The MSCI ACWISM Index is a trademark of MSCI. The financial products described herein are indexed to an MSCI index. The financial products referred to herein are not sponsored, endorsed or promoted by MSCI, and MSCI bears no liability with respect to any such financial products or any index which such financial products are based. The prospectus contains a more detailed description of the limited relationship that MSCI has with SSgA and any related funds.
“SPDR®” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its Affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations and important information that could affect investors’ rights are described in the prospectus for the applicable product.
Distributor: State Street Global Markets, LLC, member FINRA, SIPC, a wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs. ALPS Distributors, Inc., a registered broker-dealer, is distributor for SPDR shares, MidCap SPDRs and SPDR DJIA Trust, all unit investment trusts and Select Sector SPDRs.
Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, call 866.787.2257 or visit www.spdrs.com. Read it carefully.
© 2010 State Street Corporation. All Rights Reserved.      IBG-2229      Exp. Date: 10/31/2010      IBG.MSSBGICML.0710

Precise in a world that isn’t.™	FOR INVESTMENT PROFESSIONAL USE ONLY. NOT FOR USE WITH THE PUBLIC.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.